Exhibit 1.01

Exhibit 1.01

Conflict Minerals Report

Sparton Corporation

2014 Calendar Year

Introduction and Overview

“Sparton,” “we,” “our” and “us” are used interchangeably to refer to Sparton Corporation and its subsidiaries. The following is a description of the measures we took to exercise due diligence on the source and chain of custody of conflict minerals (as defined in Item 1.01(d)(3) of Form SD, “Conflict Minerals”) contained in our products manufactured during the 2014 calendar year.

As a first step, Sparton determined that Conflict Minerals are contained in certain products manufactured or contracted to be manufactured by Sparton, and that the Conflict Minerals are necessary to the functionality or production of certain products.

Sparton then, with assistance of a third party, conducted in good faith a reasonable country of origin inquiry (“RCOI”) for calendar year 2014 to determine whether any of the Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country (the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia or Angola) (the “Covered Countries”), or are from recycled or scrap sources (as defined in Item 1.01(d)(6) of Form SD, “Recycled/Scrap Sources”).

Following our RCOI, we conducted a due diligence review of the source and chain of custody of the Conflict Minerals in our products as outlined below. Our due diligence measures were designed to conform in all material respects with the framework in the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related Supplements for gold and for tin, tantalum and tungsten (“Supplements”).

Sparton engaged a third party conflict minerals consultant to assist with the RCOI, due diligence and the overall effectiveness of Sparton’s Conflict Minerals program.

Due Diligence Framework and Process

Sparton, in cooperation with our third party consultant, designed Sparton’s Conflict Minerals program and due diligence framework to conform, in all material respects, with the OECD five-step framework for risk-based due diligence for responsible supply chains of minerals from conflict-affected and high-risk areas in the OECD Guidance and the Supplements. Sparton’s due diligence framework and compliance efforts are described below.

Step 1:    Establish Strong Sparton Management Systems

In accordance with our due diligence framework and compliance efforts:

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We have communicated to all of our applicable suppliers our efforts to comply with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, pursuant to Sparton’s Conflict Minerals Policy Statement and other communications (collectively, the “Compliance Statement”). We request that our applicable suppliers provide a comprehensive Conflict Minerals declaration for all Conflict Minerals in the form of the Electronic Industry Citizenship Coalition, Incorporated and Global e-Sustainability Initiative (“EICC-GeSI”) Conflict Minerals Reporting Template (“CMRT”). We provide our Compliance Statement to all new suppliers and plan to provide annual related compliance statement communications to our entire supply base. Our Conflict Minerals Policy Statement is publically available on our Internet website under Downloads, Conflict Mineral Policy Statement at: http://sparton.com/terms-and-conditions/. We have also, through our third party consultant, provided education on Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations promulgated thereunder (the “Conflict Minerals Rule”) as well as the expectations of the Conflict Minerals Rule and for a continued business relationship, leveraged the existing communications within the company, specifically procurement to encourage their interactions with our third party consultant as well as understand the requirement for completion.

•	We implemented internal compliance efforts, including internal reporting requirements, to support our supply chain due diligence process.

•	We implemented an intake process with new suppliers to screen their applicable components.

•	We established a system of controls and supply chain transparency. Controls include, but are not limited to, our Code of Business Conduct and Ethics which outlines expected behaviors for all Sparton employees, our General Provisions for Subcontracts and Purchase Orders, a supplier conflict minerals contract clause which is further described below, and employing due diligence tools created by EICC/GeSI, including supply chain surveys. As a downstream manufacturer, we rely on our suppliers to provide information on the origins of all Conflict Minerals contained in components and materials supplied to us, including sources of Conflict Minerals that are supplied to our direct suppliers from lower tier suppliers, smelter and mine locations, and transit routes. Additionally, our customers often instruct us as to which suppliers we are required to purchase materials from.

Contracts with our suppliers are frequently in force for three to five years or more and we cannot unilaterally impose new contract terms and flow-down requirements. As we enter into new contracts, or our contracts renew, we are using commercially reasonable efforts to either add a clause to require suppliers to provide information about the source of 3TGs and smelters and refiners or comply with our policies as to Conflict Minerals. It will take a number of years to ensure that all our supplier contracts contain appropriate flow-down clauses. In the meantime, as described below, we are working with selected suppliers to insure they provide the 3TG sourcing information until the contracts can be amended.

As we do not typically have a direct relationship with Conflict Mineral smelters and refiners, we are engaged and actively cooperate with other major manufacturers. We participate in the following industry-wide initiatives to disclose upstream actors in the supply chain: the Electronics Industry Citizenship Coalition-Global e-Sustainability Initiative’s (EICC-GeSI) and Conflict Free Sourcing Initiative (CFSI).

•	We implemented a risk mitigation response plan to address business relationships with suppliers who are unable to definitively determine the source of the 3TGs in the parts supplied to Sparton, which mitigation may include identifying an alternate supply. Our program includes continuous monitoring to adjust our strategies as sourcing data improves and new information is received.

Sparton has established a management system for Sparton’s Conflict Minerals program and due diligence. Our management system includes the Conflict Minerals Compliance Team sponsored by Steven M. Korwin, Senior Vice President – Quality and Engineering as well as executive-level representatives and a team of subject matter experts from relevant functions such as supply chain and purchasing managers. Senior management is briefed on the results of our due diligence efforts on a regular basis.

•	We have multiple longstanding whistleblower mechanisms whereby employees and suppliers can report violations of Sparton’s policies.

•	We have adopted a policy to retain relevant documentation. Documentation will be retained for the applicable period required by the OECD Guidance but in any event for at least 5 years.

Step 2:    Identify and Assess Risks in Our Supply Chain

We identified risks at the product level by determining first whether the products contained Conflict Minerals necessary to the functionality or production of products that we manufacture or contract to be manufactured.

We then identified the applicable supplier(s) relating to those products. The scoping process began by completing a supplier list extraction from Sparton’s approved vendor list. This list was then filtered to remove: service providers/suppliers, indirect materials suppliers, and inactive suppliers (inactive suppliers are those with no receipt history since January 31, 2013). This ensures that surveys covered all suppliers providing items to Sparton that were used in final products in the year 2014. Once the filtering was completed, Sparton populated the list with contact information and uploaded it to the Company’s compliance management system. It was deemed appropriate to not further filter this list based on the necessity of the presence of Conflict Minerals in the product as Sparton could not definitively determine the presence or absence of Conflict Minerals in all parts supplied to Sparton for its products.

Sparton, in conjunction with its third-party consultant, then conducted the supplier survey portion of the RCOI. We surveyed our applicable direct suppliers identified as providing components that potentially contain Conflict Minerals during the 2014 calendar year. The supply chain survey was made using the CMRT, version 3.02. The CMRT was developed to facilitate general disclosures and information regarding smelters and refiners that provide materials to the supplier. It includes questions regarding the supplier’s conflict-free minerals policy, the engagement process with its direct suppliers, and identification of the smelters and refiners used by the supplier.

Non-responsive suppliers were contacted by email a minimum of 3 times and then contacted by phone a minimum of 2-3 times. Communications include training and education on the completion of the CMRT form as well as access to a Supplier Resource Center designed to alleviate any remaining confusion with suppliers. All communications were monitored and tracked in our third party consultant’s system for future reporting and transparency.

A notable addition to Sparton’s Conflict Minerals program is automated data validation on all submitted CMRTs. The goal of data validation is to increase the accuracy of submissions and identify any contradictory answers in the CMRT. All submitted CMRT forms are accepted and classified as valid or invalid so that data is still retained. Suppliers are contacted in regards to invalid forms and are encouraged to resubmit a valid form.

Surveys received from suppliers for calendar year 2014 indicate that there are suppliers that source Conflict Minerals from DRC and Adjoining Countries.

Conflict Minerals (3TGs)	# of suppliers	# of suppliers who said YES to Conflict Minerals from DRC or Adjoining Country
Tin	792	124
Tungsten	328	43
Tantalum	312	75
Gold	637	37

Based on the smelter lists provided by our supply chain, we are aware that suppliers source from a combined total of twenty, or fewer, smelters located in the DRC and Adjoining Countries; each of which is certified conflict free. There remain responses provided at the company or division level indicating an unknown status in terms of determining the origin of Conflict Minerals. This unknown status is based largely on the fact that the majority of responses are provided at the company or division level and therefore information cannot be tied directly to each Sparton product. Furthermore, some suppliers have provided Sparton with an “unknown” status, due to lack of information on their part.

As we progress, we expect that transparency in our supply chain will increase and that will allow for better risk assessment at more detailed levels of our supply chain. We intend to continue communicating with our suppliers regarding Conflict Minerals, in order to help mitigate risks that the necessary Conflict Minerals identified in the products we manufacture or contract to manufacture could benefit armed groups in the Covered Countries.

Step 3:    Design and Implement a Strategy to Respond to Identified Risks

We believe that our RCOI and due diligence was reasonably designed and executed to determine the existence and source of Conflict Minerals in our supply chain, including Recycled/Scrap Sources. We engaged a third party to assist us in the RCOI and due diligence. We utilized the EICC-GeSI CMRT for our RCOI and due diligence. We conducted our effort to send surveys in good faith, utilizing up to three rounds of communications with our suppliers through March 2015. We evaluated survey responses to identify: (i) the use and source of Conflict Minerals; and (ii) any warning signs indicating that Conflict Minerals may have come from the Covered Countries. We made additional inquiries on a case-by-case basis to clarify or obtain more information as necessary. We tracked results of our supply chain diligence process and periodically reported the results to our executive leadership team.

We do not have sufficient information, based on the survey responses received, to determine each of the specific facilities used to process Conflict Minerals or to identify specific countries of origin for the Conflict Minerals used in all of our products (whether manufactured or contracted to be manufactured by us).

In accordance with OECD Guidelines, it is important to understand risk levels associated with Conflict Minerals in the supply chain. Smelters and refiners not being certified DRC conflict free pose a significant risk to the supply chain. In our third party consultant’s system, risk is classified as High, Medium and Low based on 3 scoring criteria:

•	Regulated Body: This assesses whether the smelter is a member and has an associated regulated body number (Smelter CID Number is the primary method).

•	Proximity:

¡	Level 1 Country: Countries with known active ore production for tin or tantalum that are not identified as conflict regions or plausible countries of smuggling or export of tin or tantalum containing materials. Smelter country is located in North or South America, Australia or Europe.
¡	Level 2 Country: Known or plausible countries for smuggling, export out of Level 3 countries, or transit of materials containing tin or tantalum. This currently includes Kenya, Mozambique, and South Africa.
¡	Level 3 Country: The DRC and Adjoining Countries. These include Angola, Burundi, Central African Republic, DRC, Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia. These are also commonly referred to as “covered countries” in the Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

•	Certification: If the Smelter is certified conflict-free via the CFSI or the LBMA Responsible Gold Programme.

We also calculate supplier risk based on the chances that the supplier provides Conflict Minerals that may originate from non-conflict free sources. The value of this risk is calculated based on the risk ratings of the smelters and refiners declared by that supplier on their CMRT.

Additionally, suppliers are evaluated on program strength (further assisting in identifying risk in the supply chain). At this stage in Conflict Minerals compliance it is well-known that many companies are in the middle of the process and do not have many answers beyond “unknown”. Evaluating and tracking the strength of the program of a supplier can assist us in making key risk mitigation decisions as the program progresses. The criteria used to evaluate the strength of the program are:

A.	Do you have a policy in place that includes DRC conflict free sourcing?
E.	Have you implemented due diligence measures for conflict free sourcing?
H.	Do you verify due diligence information received from your suppliers?
I.	Does your verification process include corrective action management?

When suppliers meet or exceed those criteria (“Yes” to at least A,E,H,I) , they are deemed to have a strong program. When suppliers do not meet those criteria, they are deemed to have a weak program.

Risk Mitigation

We have taken or intend to take the following steps to further mitigate the risk that the Conflict Minerals in our products could benefit armed groups in the DRC and Adjoining Countries:

•	Implement a supplier screening program that requires suppliers within risk-based scope to provide information regarding Conflict Minerals.

•	Continue to review the refinement and expansion of the list of participating smelters and refiners through the CFSI website to validate the smelters and refiners provided by suppliers.

•	Train and inform suppliers of conflict-free minerals.

•	Encourage suppliers to establish procedures to identify the origin of Conflict Minerals.

•	Continue and further improve our direct supplier surveys and due diligence process, including engage with suppliers and direct them to training resources to seek to increase the response rate and improve the content of their responses, as well as to continue to gather data regarding the sources of any Conflict Minerals contained in materials supplied to us.

•	Implemented a risk mitigation response plan to address business relationships with suppliers that are DRC conflict undeterminable (as defined in Item 1.01(d)(5) of Form SD), which mitigation may include identifying an alternate supply.

Step 4:    Implement Targeted Independent Third-Party Due Diligence

As a downstream supplier, we do not have a direct relationship with Conflict Minerals smelters and refiners and do not perform or direct audits of these entities within our supply chain. We support industry associations that administer independent third-party smelter and refinery audit programs. We encourage targeted suppliers and/or facilities to participate in comparable due diligence validation activities.

Step 5:    Report on Supply Chain Due Diligence

We developed a supply chain due diligence policy, communicated this policy to our suppliers and will continue to communicate with our suppliers. We also developed and distributed our Compliance Statement. Further, we have responded to various customer requests for information regarding our Conflict Minerals determination.

Sparton has also prepared this Conflict Minerals Report and made it publically available on the Sparton’s Internet website at: http://sparton.com.

Due Diligence Process

Certain of the responses to the CMRT surveys included the names of facilities listed by the suppliers as smelters or refiners. We and our third party consultant compared these facilities listed in the responses to the list of smelters and refiners maintained by the Conflict-Free Sourcing Initiative (“CFSI”), the United States Department of Commerce (“DoC”) and the London Bouillion Market Association (“LBMA”) and, if a supplier indicated that the facility was certified as “conflict free,” confirmed that the name was listed by CFSI. At the conclusion of our reasonable country of origin inquiry for the 2014 reporting period on April 24, 2015, we had validated 312 smelter/refiner entries from the submitted CMRTs.

We believe that the inquiries and investigations described in Step 3 represent a reasonable effort to determine the mines or locations of origin of the Conflict Minerals in our products, including (1) seeking information about Conflict Mineral smelters and refiners in our supply chain through requesting that our suppliers complete the CMRT, (2) verifying those smelters and refiners with the expanding CFSI lists, (3) conducting the due diligence review, and (4) obtaining additional documentation and verification, as applicable.

While due diligence is ongoing and the information received continues to improve in quantity and quality, the majority of the responses received continue to provide data at a company or divisional level or did not specify the smelters or refiners used for materials supplied to us. We cannot definitively determine whether any of the Conflict Minerals reported by the suppliers were contained in materials supplied to us, nor can we validate that all of the reported smelters or refiners are actually in our supply chain.